

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Chai Shouping
Chief Financial Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

      **Re: PetroChina Company Limited**
          **Form 20-F for the Fiscal Year Ended December 31, 2020**
          **Filed April 29, 2021**
          **File No. 001-15006**

Dear Mr. Shouping:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2020

Risk Factors
Risks Related to Government Regulation, page 11

1.    Your operations in China currently contribute the large majority of your revenue. Expand the disclosure under this risk factor to also provide specific and prominent disclosure about the legal and operational risks associated with operating in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

2.    We note your disclosure that your operations, like those of other People's Republic of China oil and gas companies, are subject to extensive regulations and control by the

People's Republic of China government. Revise the disclosure under this risk factor to also provide specific and prominent disclosure about the risks that operating in China poses to investors. In particular, describe the regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs.

3.      You disclose that because your operations are subject to extensive regulations and control by the People's Republic of China, you may face significant constraints on your ability to implement your business strategies, to develop or expand your business operations or to maximize your profitability. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to provide specific and prominent disclosure highlighting the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs.

Risks Related to Controlling Shareholder, page 13

4.      As of December 31, 2020, China National Petroleum Corporation was your controlling shareholder and beneficially owned approximately 80.41% of your share capital. Please revise to provide this information as more prominent disclosure in your filing and to provide specific disclosure that identifies who controls China National Petroleum Corporation.

Risks Related to Climate Change, page 15

5.      Disclose the specific material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

6.      Disclose any material litigation risks related to climate change and the potential impact to the company.

Item 4. Information on the Company
Exploration and Production, page 22

7.      You disclose certain information for areas located outside China as a single line item described as "Overseas" on pages 25 and 29, and/or combined with certain other geographic areas located in China as a single line item described as "Other Regions" and "Other" on pages 26 through 27 and page 29. Items 1202 and 1204 of Regulation S-K require disclosure by geographic area. Provide us with a list of the individual continents and the individual countries located in each continent for the geographic areas located

outside China and tell us your proposed disclosure revisions to address the requirements in Items 1202(a)(1) and 1204(a).

Please similarly revise your disclosure of the Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited) on pages F-71 through F-79 to present the information required by FASB ASC 932-235-50-3 through 50-35A by separate geographic area.

Refer to the disclosure requirements in Item 1201(d) of Regulation S-K and FASB ASC 932-235-50-6 through 50-11B for further clarification or guidance regarding disclosure by geographic area.

8.    You disclose the number of exploration and development wells drilled under the column "Others" on page 27; the number of wells in the process of being drilled and with multiple completions on page 28; the number of productive wells and amounts of developed and undeveloped acreage under the line item "Other Regions" on page 28; the crude oil and natural gas prices in the individual line items "Average Sales Price" and "Average Realized Price" on page 29; and the crude oil and natural gas average realized prices and average lifting costs under the line item "Overall" on page 30. Tell us if these disclosures include figures relating to wells and acreage for geographic areas located outside China.

If your disclosures include information for geographic areas located outside China, revise your disclosures to provide this information separately by geographic area to comply with the requirements in Items 1205(a)(1) and (a)(2); Item 1206(a); Items 1208(a) and (b); and Items 1204(b)(1) and (b)(2) of Regulation S-K. Refer to our comment one and the disclosure requirements in Item 1201(d) of Regulation S-K for further clarification or guidance regarding disclosure by geographic area.

9.    Expand the disclosure under the section entitled "Reserves" on page 22 to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Refer to the disclosure requirements in Item 1202(a)(6) of Regulation S-K.

10.   Expand your acreage disclosure to include material concentrations of expiring gross and net undeveloped acreage by geographical area. Refer to the disclosure requirements in Items 1201(d) and 1208(b) of Regulation S-K.

Item 5. Operating and Financial Review and Prospects, page 50

11.   We note statements in your CSR report indicating that your board of directors attaches great importance to the management of climate change-related risks and opportunities and incorporates them into the company's development plan. Your CSR report also indicates that the philosophy of sustainability is deeply integrated in the entire process of your business operation and notes your commitment to contribute to global carbon reduction. We also note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing

the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

12. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for goods that result in lower emissions than competing products;
- increased competition to develop innovative new products that result in lower emissions;
- increased demand for generation and transmission of energy from alternative energy sources; and
- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

13. Quantify any material increased compliance costs related to climate change.

14. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

15. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
- severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
- quantification of any material weather-related damages to your property or operations;
- potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
- any weather-related impacts on the cost or availability of insurance.

Exhibit Number 15.4 Reserves Report for the Year Ended on December 31, 2020 Prepared by GLJ Petroleum Consultants, page 121

16. The reserve report filed as Exhibit 15.4 does not appear to address all of the requirements pursuant to Items 1202(a)(7) and (a)(8) of Regulation S-K. Please obtain and file a revised reserve report to address the following points.
- The report should include the qualifications of the technical person(s) within the engineering firm primarily responsible for overseeing the preparation of the estimates (Item 1202(a)(7)).
- The report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the United States Securities and Exchange Commission (Item 1202(a)(8)(i)).
- The report should include the date on which the report was completed (Item 1202(a)(8)(ii)).
- The report should state the proportion of the Company's total proved reserves

covered by the report (Item 1202(a)(8)(iii)).
- The report should include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).
- The report should specify the average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, if any, for the reserves included in the report as part of the discussion of the economic assumptions (Item 1202(a)(8)(v)).
- The report should include a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi).
- The report should include a statement that the third party used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

17. The reserve report refers to the results of other reports dated January 2, 2021 and February 8, 2021, which are not included with the exhibit. Please obtain and file a revised report to include the referenced reports as supplemental information, or remove these references if you do not intend to include this supplemental information with the filed report.

18. The reserve report disclosure, under the section entitled "Independent Petroleum Consultant's Consent", includes a statement indicating the revenue projections presented in the report are based in part on forecasts of market prices, currency exchange rates, inflation, and market demand. Rule 4-10(a)(22)(v) requires the estimates of proved reserves be determined using existing economic conditions, excluding escalations based upon future conditions. If the estimates, including estimates of the quantities and associated values presented in Exhibit 15.4, do not fulfill the requirements under Rule 4-10(a)(22)(v) of Regulation S-X, please revise the report as necessary. If the estimates were prepared using existing economic conditions, obtain and file a revised report to remove language to the contrary.

Exhibit Number 15.5 Reserves Report for the Year Ended on December 31, 2020 Prepared by McDaniel & Associates Consultants, Ltd., page 121

19. The reserve report filed as Exhibit 15.5 does not appear to address all of the requirements pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserve report to address the following points.
- The report should state the proportion of the Company's total proved reserves covered by the report (Item 1202(a)(8)(iii)).
- The report should include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).
- The report should specify the initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, if any, for the reserves included in the report as part of the discussion of the economic assumptions (Item 1202(a)(8)(v)).
- The report should include a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

- The report should include a discussion regarding the inherent uncertainties of reserves estimates (Item 1202(a)(8)(vii)).

20. The reserve report presents the results of a net present value sensitivity analysis not disclosed in the filing on Form 20-F. Please revise your filing to include this information, or obtain and file a revised reserve report that removes this analysis if you do not intend to include this supplemental information in your filing.

<u>Item 19. Exhibits</u>
<u>Exhibit Number 15.3 Reserves Report for the Year Ended on December 31, 2020 Prepared by Ryder Scott, page 119</u>

21. The reserve report filed as Exhibit 15.3 does not appear to address all of the requirements pursuant to Items 1202(a)(7) and (a)(8) of Regulation S-K. Please obtain and file a revised reserve report to address the following points.
    - The report should include the qualifications of the technical person(s) within the engineering firm primarily responsible for overseeing the preparation of the estimates (Item 1202(a)(7)).
    - The report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the United States Securities and Exchange Commission (Item 1202(a)(8)(i)).
    - The report should include the date on which the report was completed (Item 1202(a)(8)(ii)).
    - The report should state the proportion of the Company's total proved reserves covered by the report (Item 1202(a)(8)(iii)).
    - The report should include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).
    - The report should specify the initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, if any, for the reserves included in the report as part of the discussion of the economic assumptions (Item 1202(a)(8)(v)).
    - The report should include a discussion of the types and basis for the operating expenses and capital costs, including abandonment costs, included in the estimates as part of the discussion of the economic assumptions (Item 1202(a)(8)(v)).
    - The report should include a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).
    - The report should include a discussion regarding the inherent uncertainties of reserves estimates (Item 1202(a)(8)(vii)).
    - The report should include a statement that the third party used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

22. The reserve report disclosure, under the section entitled "Confidential", includes statements indicating that this document is confidential and has been prepared for the exclusive use of CNODCI/PetroChina, that the report may not be distributed or made

available to any other company or person without prior knowledge and written consent of Ryder Scott, and that no person or company other than for whom it is intended may directly or indirectly rely upon its contents. Since the report is included in, and required as part of, a filing made with the United States Securities and Exchange Commission pursuant to Item 1202(a)(8) of Regulation S-K, please obtain and file a revised report to remove language that limits the distribution of the report to an exclusive audience.

23.    The reserve report refers to the results of other reports dated January 6, 2021, January 8, 2021, January 29, 2021, and February 5, 2021, which are not included with the exhibit. Please obtain and file a revised report to include the referenced reports as supplemental information, or remove these references if you do not intend to include this supplemental information with the filed report.

<u>Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)</u>
<u>Proved Oil and Gas Reserve Estimates, page F-71</u>

24.    The proved reserves reconciliation table presented does not include the separate volumes of proved developed and proved undeveloped reserves at the beginning of the initial year, e.g. as of December 31, 2017. Revise your disclosure to include these separate volumes. Refer to the disclosure requirements in FASB ASC 932-235-50-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3701 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  Please contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have any questions regarding the engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation